UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)*

Simplex Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Series of Securities)

828854109

(CUSIP number)

R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134
(408) 943-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Gregory J. Conklin
Gibson, Dunn & Crutcher LLP
One Montgomery Street
Post Montgomery Tower
San Francisco, California 94104
(415) 393-8200

April 24, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [   ].

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

CUSIP No. 828854109	13D	Page 2 of 13 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Cadence Design Systems, Inc. 77-0148231

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,048,643

	8	Shared Voting Power 1,751,035

	9	Sole Dispositive Power 3,048,643

	10	Shared Dispositive Power 1,751,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,799,678(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row (11) 31.3%

14	Type of Reporting Person* CO

(1)  Cadence may be deemed to be the beneficial owner of 4,799,678 shares under the Stock Option Agreement and the Voting Agreements described in Item 4. Cadence disclaims beneficial ownership of any shares of common stock covered by the Stock Option Agreement or the Irrevocable Proxy and Voting Agreements.

CUSIP No. 828854109	13D	Page 3 of 13 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Zodiac Acquisition, Inc.

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

	8	Shared Voting Power 1,751,035

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,751,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,035(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row (11) 11.4%

14	Type of Reporting Person* CO

(1)  The Reporting Person may be deemed to be the beneficial owner of 1,751,035 shares under the Irrevocable Proxy and Voting Agreements described in Item 4. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Irrevocable Proxy and Voting Agreements.

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Simplex Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 521 Almanor Avenue, Sunnyvale, California 94085.

     The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.

Item 2. Identity and Background

     a) This statement is filed on behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), and Zodiac Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Cadence (“Acquisition”, and together with Cadence, the “Reporting Persons”).

     b) The address of the principal executive offices of each of the Reporting Persons is Cadence Design Systems, Inc., 2655 Seely Avenue, Building 5, San Jose, California 95134. The principal business of Cadence is the development, manufacture and sale of electronic design automation software technology and provision of professional services in connection therewith. Acquisition was formed solely for the purpose of effecting the Merger and is not an operating company.

     c) The name; residence or business address; present principal occupation or employment of each of the executive officers and directors of the Reporting Persons; and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

     d) & e) During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Each of the Reporting Persons is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Persons are citizens of the United States except for Kevin Bushby, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

     The terms of the Stock Option Agreement entered into between Cadence and the Issuer are described in Item 4 of this Schedule 13D and are incorporated by reference herein. The exercise price for the option is $18.00 per share, payable, at the election of Cadence, in cash or newly-issued shares of Cadence’s common stock, $0.01 par value. If Cadence elects to pay in cash, although no final decision has been made, it is presently intended that Cadence will obtain all of the funds to purchase the Option Shares from internally generated funds. Cadence disclaims beneficial ownership of the Option Shares because the circumstances under which Cadence could purchase such shares under the Stock Option Agreement is beyond Cadence’s control.

     The terms of the Irrevocable Proxy and Voting Agreements entered into by the Reporting Persons with each of Penelope A. Herscher, Aurangzeb Khan, Harvey C. Jones, A. Richard Newton, Larry W. Sonsini, Joseph B. Costello, Aki Fujimura, Luis P. Buhler, Peter J. Richards and Steven L. Teig are described in Item 4 of this Schedule 13D and are incorporated by reference herein (each, a “Voting Agreement” and collectively, the “Voting Agreements”). Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Voting Agreements. No funds of the Reporting Persons were or will be used to purchase these shares of the Issuer’s common stock as more fully described in Item 4.

Item 4. Purpose of Transaction

     On April 24, 2002, the Issuer, Cadence and Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2 and hereby incorporated herein by reference, pursuant to which (upon satisfaction or waiver of certain conditions), Acquisition will be merged with and into the Issuer and the Issuer will become the surviving corporation and a wholly-owned subsidiary of Cadence (the “Merger”). The Merger Agreement also provides that, at the election of Cadence upon the occurrence of certain events, the Merger may be structured so that the Issuer may be merged with and into a Delaware limited liability company wholly-owned by Cadence with the result that such limited liability company will become the surviving corporate entity. Each of the Issuer’s shares of common stock issued and outstanding (excluding any in treasury or held by Cadence or any of its subsidiaries) will be converted into shares of common stock of Cadence (with the appropriate number of Cadence’s preferred stock purchase rights as provided in Cadence’s Amended and Restated Rights Agreement, dated as of February 1, 2000, between Cadence and ChaseMellon Shareholder Services LLC as rights agent), at a price per share determined by dividing $18.00 by the Average Stock Price (as defined below), subject to adjustment as described in the Merger Agreement.

     The “Average Stock Price” means the average of the closing sale prices of one share of Cadence common stock on the New York Stock Exchange for each of the ten (10) trading days ending on and including the second trading day prior to the date of the Issuer’s stockholders meeting to approve the Merger; provided, however, that (i) if the Average Stock Price would otherwise be more than $23.80 (110% of the Average Collar Stock Price, as defined in the Merger Agreement), the Average Stock Price shall instead by $23.80, and (ii) if the Average Stock Price would otherwise be less than $19.47 (90% of the Average Collar Stock Price, as described in the Merger Agreement), the Average Stock Price shall instead be $19.47.

     Immediately following execution of the Merger Agreement, the Issuer and Cadence entered into the Stock Option Agreement in which Issuer granted to Cadence an option (the

“Option”) to purchase up to a number of newly-issued shares that, immediately prior to issuance, would represent 19.9% of the then issued and outstanding shares of the Issuer’s common stock at an exercise price of $18.00 per share, payable, at the election of Cadence, in cash or newly-issued shares of Cadence common stock (determined in accordance with the terms of the Stock Option Agreement). Based on the total number of outstanding shares of common stock of the Issuer as of March 31, 2002, Cadence may be deemed to own 3,048,643 shares of common stock of the Issuer (the “Option Shares”) as a result of the Stock Option Agreement. If the Issuer issues additional shares of common stock, the number of Option Shares will be increased so that they would continue to represent prior to issuance 19.9% of the shares of the Issuer’s common stock then issued and outstanding.

     The Option is exercisable only upon the occurrence of: (1) a recommendation by the Issuer’s Board of Directors to its stockholders of a Superior Proposal (as defined in the Merger Agreement), or (2) the commencement of a tender or exchange offer for any of the Issuer’s securities by a third party unaffiliated with the Issuer, after which the Issuer shall not have, within ten (10) calendar days thereafter, recommended that the stockholders reject such tender or exchange offer. In addition, under certain circumstances, including any person’s acquisition of fifteen percent (15%) or more of the Issuer’s outstanding common stock or a written definitive agreement between the Issuer and a third party for certain business combinations prior to the expiration date of the Option, Cadence may require the Issuer to cancel the option and pay a cancellation amount. In some instances, the Issuer may require Cadence to sell to the Issuer any shares of Issuer common stock received by Cadence upon exercise of the Option. Cadence is limited in the total payments it may receive in connection with its exercise of the Option and receipt of any cancellation amount (or any combination thereof) to $15 million, minus the termination fee paid, if any, upon termination of the Merger Agreement. Cadence does not know of any event that has occurred as of the date hereof that would allow Cadence to exercise the Option.

     The Stock Option Agreement will expire upon the earlier of (i) the effective time of the Merger and (ii) the twelve (12) month anniversary of the termination of the Merger Agreement in accordance with the terms thereof.

     Substantially concurrent with the execution of the Merger Agreement, in order to induce the Reporting Persons to enter into the Merger Agreement, Penelope A. Herscher (the beneficial owner of 405,805 shares of the Issuer’s common stock), Aurangzeb Khan (the beneficial owner of 376,319 shares of the Issuer’s common stock), Harvey C. Jones (the beneficial owner of 65,037 shares of the Issuer’s common stock), A. Richard Newton (the beneficial owner of 109,903 shares of the Issuer’s common stock), Larry W. Sonsini (the beneficial owner of 18,333 shares of the Issuer’s common stock), Joseph B. Costello (the beneficial owner of 416,125 shares of the Issuer’s common stock), Aki Fujimura (the beneficial owner of 427,254 shares of the Issuer’s common stock), Luis P. Buhler (the beneficial owner of 110,746 shares of the Issuer’s common stock), Peter J. Richards (the beneficial owner of no shares of the Issuer’s common stock) and Steven L. Teig (the beneficial owner of 197,832 shares of the Issuer’s common stock) (each a “Stockholder”, and collectively, the “Stockholders”), entered into the Voting Agreements with Cadence and Acquisition governing their shares.

     Pursuant to the Voting Agreements, so long as the Voting Agreements are in effect, each Stockholder has agreed that, at any meeting of the Issuer’s stockholders, however called, such Stockholder shall appear at each such meeting, in person or by proxy, or otherwise cause all such Stockholder’s shares of the Issuer’s common stock to be counted as present thereat for purposes of establishing a quorum, and vote, or cause to be voted (or in connection with any written consent of the Issuer’s stockholders, act, or cause to be acted, by written consent) with respect to all such Stockholder’s shares that Stockholder is entitled to vote: (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal that would result in a breach by the Issuer of the Merger Agreement, and (iii) against (A) any Third Party Acquisition (as defined in the Merger Agreement), (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of the Issuer; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, Stockholder may vote for a replacement director nominated by the Issuer’s Board of Directors for such individual(s), or (C) any other action which is intended, or is reasonably likely to impede, interfere with, delay, postpone or materially adversely affect the Merger or any other transaction described in the Merger Agreement.

     Pursuant to the Voting Agreements, each Stockholder granted to Acquisition an irrevocable proxy and appointed Acquisition as his or her attorney-in-fact to vote or act by written consent with respect to the Stockholder’s shares in respect of any matter specified in (i), (ii) or (iii) above. Additionally, except in limited circumstances, the Stockholders are prohibited from selling, transferring, assigning or pledging such Stockholder’s shares of the Issuer’s common stock.

     The Voting Agreements affect 1,751,035 shares of the Issuer’s common stock, assuming exercise of all stock options that are covered by the Voting Agreements. However, the Voting Agreements do not require the Stockholders to exercise their stock options. If such options are not exercised, the Voting Agreements would affect only the 1,483,615 shares that are currently issued and outstanding and held by the Stockholders. The Reporting Persons do not have any economic interest in shares of the Issuer’s common stock covered by the Voting Agreements.

     The Voting Agreements will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the effective time of the Merger.

     A copy of the form of Voting Agreement entered into between the Reporting Persons and each of the Stockholders is filed as Exhibit 3 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

     Cadence entered into the Stock Option Agreement and Cadence and Acquisition entered into the Voting Agreements in order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer. The existence of the Stock Option Agreement could significantly increase the cost to a potential acquiror of acquiring the Issuer, compared to its cost had the Issuer not entered into the Stock Option Agreement.

     Upon consummation of the transactions contemplated by the Merger Agreement, the Issuer’s shares of common stock will cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)  - (b) By reason of the Stock Option Agreement (described in Item 4), Cadence may be deemed to be the beneficial owner (with sole power to vote and sole power to direct disposition) of 3,048,643 shares of the Issuer’s common stock (based on the number of shares of the Issuer’s common stock outstanding as of March 31, 2002), which may be deemed to represent beneficial ownership of approximately 19.9% of the Issuer’s common stock under Rule 13d-3(d).

     By reason of the Voting Agreements (described in Item 4), the Reporting Persons may be deemed to be the beneficial owners of up to 1,751,035 shares under those agreements (the “Stockholder Shares”) and, together with the subject stockholders may be deemed to have shared power to vote or direct the vote of the Stockholder Shares and shared power to dispose or direct the disposition of the Stockholder Shares, representing approximately 11.4% of the Issuer’s common stock, based upon the number of shares outstanding as of March 31, 2002. Although the subject stockholders have been deemed to beneficially own 11.4% of the Issuer’s common stock for purposes of the Voting Agreements (calculated using Rule 13d-3(d)), such amount assumes the exercise of all stock options deemed beneficially owned by the subject stockholders. Excluding unexercised options, the subject stockholders own approximately 9.7% of the Issuer’s common stock.

     The Reporting Persons’ total combined beneficial ownership of the Issuer’s common stock as a result of the Stock Option Agreement and the Voting Agreements may be deemed to be approximately 31.3%.

     The Reporting Persons hereby disclaim beneficial ownership of any shares of the Issuer’s common stock covered by the Stock Option Agreement or the Voting Agreements.

     Except as described in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I beneficially owns any shares of the Issuer’s common stock.

     (c)  Except as described below or elsewhere in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has effected any transactions in the Issuer’s common stock during the past 60 days. Kevin Bushby, Executive Vice President — World Wide Field Operations of Cadence, purchased 1,500 shares of Simplex at $11.60 per share (for an aggregate of $17,400) on February 15, 2002. Mr. Bushby sold such shares on April 24, 2002, prior to the public announcement of the Merger, in the following increments; 1000 shares at $11.71940 per share; 100 shares at $11.80 per share; 100 shares at $11.90 per share; and 300 shares at $11.80 per share, for an aggregate of $17,629.40.

     (d)  Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 of this Schedule 13D is incorporated herein by this reference. Other than as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement, the Stock Option Agreement and the Voting Agreements, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Issuer’s common stock.

Item 7. Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Stock Option Agreement, dated as of April 24, 2002, between Cadence Design Systems, Inc. and Simplex Solutions, Inc.

2	Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence Design Systems, Inc., Zodiac Acquisition, Inc. and Simplex Solutions, Inc.

3	Form of Irrevocable Proxy and Voting Agreement.

4	Joint Filing Agreement, dated May 3, 2002 by and between Cadence Design Systems, Inc. and Zodiac Acquisition, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CADENCE DESIGN SYSTEMS, INC

Dated: May 3, 2002	By:	/s/ R.L. Smith McKeithen

R.L. Smith McKeithen Senior Vice President, General Counsel and Secretary

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CADENCE

Name	Principal Occupation or Employment

H. Raymond Bingham	President, Chief Executive Officer, and Director

Kevin Bushby	Executive Vice President, Worldwide Field Operations

R.L. Smith McKeithen	Senior Vice President, General Counsel, and Secretary

William Porter	Senior Vice President and Chief Financial Officer

All individuals named in the above table are employed at Cadence Design Systems, Inc., 2655 Seely Avenue, San Jose, California 95134

NON-EMPLOYEE DIRECTORS OF CADENCE

Name and Address of Corporation or
Employment/
Name	Principal Occupation	Other Organization in Which Employed

Susan L. Bostrom	Senior Vice President, Internet Business Solutions Group, Cisco Systems, Inc.	Cisco Systems, Inc. 350 East Tasman Drive, M/S 10-5 San Jose, CA 95134-1706

Dr. Leonard Y.W. Liu	President of ASE, Inc. and Chief Executive Officer of ASE Test Limited and Universal Scientific Industrial Co., Ltd.	ASE, Inc. Add/RM 1704 TWTC Int’l Trade Bldg. 17/F, No. 333 Keelung Rd. Sec. 1 Taipei, Taiwan, ROC

Donald L. Lucas	Chairman of the Board of Cadence and private venture capital investor	Sand Hill Financial Company 3000 Sand Hill Road Building 3, Suite 210 Menlo Park, CA 94025

Dr. Alberto Sangiovanni- Vincentelli	Professor of Electrical Engineering and Computer Sciences, University of California, Berkeley	UC Berkeley, Dept. of EECS 520 Cory Hall-1770 Berkeley, CA 94705

Name and Address of Corporation or
Employment/
Name	Principal Occupation	Other Organization in Which Employed

George M. Scalise	President, Semiconductor Industry Association	Semiconductor Industry Assoc. 181 Metro Drive, Suite 450 San Jose, CA 95110

Dr. John B. Shoven	Professor of Economics, Stanford University	National Bureau of Economic Research (NBER) 30 Alta Road Stanford, CA 94305-8006

Roger Siboni	President and Chief Executive Officer, E.piphany, Inc.	Epiphany, Inc. 1900 S. Norfolk Street, #310 San Mateo, CA 94403

EXECUTIVE OFFICERS AND DIRECTORS OF ZODIAC ACQUISITION, INC.

Name	Principal Occupation or Employment

William Porter	Senior Vice President and Chief Financial Officer of Cadence

Charles H. Eldredge	Vice President and Treasurer of Cadence

R.L. Smith McKeithen	Senior Vice President, General Counsel, and Secretary of Cadence

All individuals named in the above table are employed at Cadence Design Systems, Inc.,
2655 Seely Avenue, San Jose, California 95134

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Stock Option Agreement, dated as of April 24, 2002, between Cadence Design Systems, Inc. and Simplex Solutions, Inc.

2	Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence Design Systems, Inc., Zodiac Acquisition, Inc. and Simplex Solutions, Inc.

3	Form of Irrevocable Proxy and Voting Agreement.

4	Joint Filing Agreement, dated May 3, 2002 by and between Cadence Design Systems, Inc. and Zodiac Acquisition, Inc.

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